UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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07007636

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED JUN 04 2007 WASH, DC 209 SECTION

SEC FILE NUMBER
8- 24737

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/06 AND ENDING 03/31/07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IPG Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Ygnacio Valley Road
(No. and Street)

Walnut Creek California 94596
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alfred J . Ulbruch 925-944-5210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Barbara F. Hill, CPA
(Name – *if individual, state last, first, middle name*)

865 Walnut Avenue, Walnut Creek, CA 94598
(Address) (City) (State) (Zip Code)

PROCESSED
JUL 12 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alfred J. Ulbrich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IPG Securities, Inc, as of March 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



PATRICIA M. WINTCH
Commission # 1507882
Notary Public - California
Contra Costa County
My Comm. Expires Aug 16, 2008

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. N/A
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. N/A
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. N/A
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Barbara F. Hill
CERTIFIED PUBLIC ACCOUNTANT

865 Walnut Avenue
Walnut Creek, California 94598
(925) 938-0892
FAX (925) 938-5387
Email: barbarahill@earthlink.net

Independent Auditor's Report

To the Board of Directors
IPG Securities Corporation

I have audited the Statement of Financial Condition of IPG Securities Corporation as of March 31, 2007 and the related Statements of Operations, Cash Flows, and Owner's Capital for the year then ended pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IPG Securities Corporation as of March 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Changes in Liabilities Subordinated to Claims of Creditors and Computation of Net Capital on pages seven and eight are presented for the purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Barbara F. Hill
Certified Public Accountant
May 7, 2007

Schedule (b)

IPG SECURITIES CORPORATION
Statement of Financial Condition
March 31, 2007

ASSETS

Assets	
Cash	$ 16,303
Property & Equipment	487
Commissions Receivable	6,202
Other Receivables	1,781
Prepaid Expenses	800
Total Assets	$ 25,573

LIABILITIES

Liabilities	
Accounts Payable	$ 5,892

OWNER'S EQUITY

Stockholders' Equity	
Capital stock, no par value, authorized 7,500 shares, issued and outstanding 4,300 shares	$ 43,000
Additional paid in capital	17,150
Accumulated deficit	(40,469)
Total Stockholders' Equity - Schedule (c)	19,681
Total Liabilities and Owner's Equity	$ 25,573

The accompanying notes are an integral part of these financial statements.

Schedule (c)

IPG SECURITIES CORPORATION
Statement of Operations and Changes in Owner's Capital
For the Year ended March 31, 2007

Operations

Income	
Commissions and fees	$118,376
Expenses	
Commissions – non shareholder	$ 62,707
Salaries and Wages	26,943
Payroll Taxes	2,873
Employee medical	5,099
Travel, meals and entertainment	9,306
Licenses and Fees	1,370
Insurance and fidelity bond	1,115
Accounting and audit	4,442
Automobile expenses	7,199
Office and overhead expense	3,377
Total Expenses	124,431
Income (Loss) from Operations	(6,055)
Other Income	
Interest and Dividends	1,816
Net income (Loss) before taxes	(4,239)
Income taxes	800
Net Income (Loss)	($ 5,039)

Changes in Owner's Capital

Net Income (Loss)	($ 5,039)
Beginning Capital – April 1, 2006	24,720
Ending Capital – March 31, 2007	$19,681

The accompanying notes are an integral part of these financial statements

Schedule (d)

IPG SECURITIES CORPORATION

Statement of Cash Flows
For the Year ended March 31, 2007

Increases (Decreases) in Cash and Cash Equivalents		
Operating Activities		
Net earnings (losses)		($ 5,039)
Depreciation expense		122
Adjustment to reconcile net earnings to net cash provided by operating activities		
Decrease in accounts receivable	(1,515)	
Decrease in prepaid taxes	800	
Increase in accounts payable	(343)	
		(1,058)
Net cash used by operations		($ 5,975)
Investing Activities		($ 608)
Purchase of equipment		
Financing Activities		None
Total increase (decrease) in cash and cash and cash equivalents		($ 6,583)
Cash at the beginning of the year		22,886
Cash and cash equivalents at the end of the year		$ 16,303

Supplemental disclosures of cash flow information:

- See Note 3 regarding income taxes
- No interest was paid this year.

The accompanying notes are an integral part of these financial statements

IPG SECURITIES CORPORATION

Statement of Changes in Owner's Capital
and
Statement of Changes in Liabilities Subordinated to Claims of Creditors
For the year ended March 31, 2007

Schedule (e)

Changes in Owner's Capital

Owner's Capital – March 31, 2006	$ 24,720
Net Loss April 1, 2005- March 31, 2007	(5,039)
Owner's Capital – March 31, 2007	$ 19,681

Schedule (f)

Changes in Liabilities Subordinated to Claims of Creditors

None

The accompanying notes are an integral part of these financial statements

Schedule (g)

IPG SECURITIES CORPORATION

Computation of Net Capital
For the Year ended March 31, 2007

COMPUTATION OF NET CAPITAL

Total ownership from Statement of Financial Condition	$ 19,681
Deduct:	
Non-allowable assets	
Prepaid expenses	(800)
Property and Equipment	487
Reimbursements receivable	(1,782)
Total non-allowable assets	3,069
Net Capital	$ 16,612
Aggregate Indebtedness	
Total aggregate indebtedness	5,892
Computation of Net Capital Requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness	393
Minimum dollar net capital required	5,000
Net Capital requirement (greater of 6 2/3% of aggregate indebtedness or minimum dollar net capital required)	5,000
Excess Net Capital	11,612
Excess net capital at 1000% (Net Capital less 10% aggregate indebtedness)	16,023
Percentage of Aggregate Indebtedness to Net Capital	35%

Schedule (k)

RECONCILIATION BETWEEN UNAUDITED AND AUDITED REPORT

No differences

The accompanying notes are an integral part of these financial statements

Barbara F. Hill
CERTIFIED PUBLIC ACCOUNTANT

865 Walnut Avenue
Walnut Creek, California 94598
(925) 938-0892
FAX (925) 938-5387
Email: barbarahill@earthlink.net

To the Board of Directors
IPG Securities Corporation

Report on Internal Control

In planning and performing my audit of the financial statements and supplemental schedules of IPG Securities Corporation for the year ended March 31, 2007, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Barbara F. Hill
CERTIFIED PUBLIC ACCOUNTANT

Report on Internal Control
Schedule (n)
Page 2

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. My study and evaluation disclosed the following matter that I believe results in a reportable condition under standards established by the American Institute of Certified Public Accountants. Reportable conditions are significant deficiencies in the design or operation of internal controls that, in my judgment, could adversely affect the company's ability to record, process, summarize and report financial data consistent with the assertions of management in the financial statements. IPG Securities Corporation is a small company and two individuals perform essentially all of its operations and record keeping. Consequently, the Company's system and procedures do not provide the segregation of duties commensurate with effective internal control. Since IPG Securities Corporation does not maintain physical possession or control of securities for customers; this weakness is not as significant as it would otherwise be. The foregoing condition was considered in determining the nature, timing and extent of audit tests to be applied in my audit of the Company's financial statements, and this report does not affect my report on these financial statements. I noted no matters involving internal control, including control activities for safeguarding securities, which I consider to be a material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at March 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities Exchange Commission and NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Barbara F. Hill
Certified Public Accountant
May 7, 2007

IPG Securities Corporation

Notes to the Financial Statements
For the Year Ended March 31, 2006

Note 1 – Summary of Significant Accounting Policies

IPG Securities Corporation, incorporated on September 29, 1979, is a broker-dealer located in Walnut Creek, California.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of American requires the use of estimates regarding assets, liaiblities and contingencies. The actual results my differ.

These financial statements have been prepared on the accrual basis of accounting.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2007 and during the year the Company had net capital in excess of its required net capital of $5,000. The accumulated deficit increased from $35,430 to $40,569 during the fiscal year because of this year's loss from operations.

Note 3 – Income Taxes

Income tax for the fiscal year ended March 31, 2007

Minimum California Franchise Tax for the current fiscal year:	$800
Federal Tax	$0

Note 4 – Related Party Transactions

Beginning January 1, 2005 Alfred J. Ulbrich, the 100% owner and president of the corporation, and his wife Beverly E. Ulbrich became employees of IPG Securities Corporation. In 2006 the following payments were made on their behalf:

Salaries and Wages	$ 26,943
Payroll Taxes	2,873
Medical	5,099
Total	$ 34,915

Note 5 – Pension Plan

In January 2005 IPG adopted a 401(k) Retirement Plan for the exclusive benefit of all eligible employees of IPG Securities Corporation and Energy Sources Group and their beneficiaries. The plan allows employees who have completed one year of service with either company and are over the age of 21 to participate in the plan. Eligible employees may make salary reduction agreements and receive discretionary contributions to their plan from the company. Salary deferrals cannot exceed the lesser of the maximum dollar amount determined by the federal government each year (For 2006 - $15,000 plus $5,000 for employees over the age of 50) or 100% of wages.

END